Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INFOBIRD CO., LTD AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2024	2023

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,159,651	$52,659
Accounts receivable, net	—	180,000
Other receivables, net	345,147	5,223,235
Due from related party	—	1,279
Loan receivables, net	3,018,493	—
Prepayments	24,601,832	10,564
Total current assets	34,125,123	5,467,737

OTHER ASSETS
Escrow	28,501,762	52,187,762
Total other assets	28,501,762	52,187,762

Total assets	$62,626,885	$57,655,499

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Other payables and accrued liabilities	$146,296	$62,403
Taxes payable	68	594
Total current liabilities	146,364	62,997

Total liabilities	146,364	62,997

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares,$0.00001 par value, 5,000,000,000,000 shares authorized, 1,986,974 and 1,342,999 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively*	20	13
Subscription receivable	—	(1,184,676)
Additional paid-in capital	87,895,775	83,383,062
Accumulated deficits	(25,416,392)	(24,604,441)
Accumulated other comprehensive income	1,118	(1,456)
Total shareholders’ equity attributable to Infobird Co., Ltd	62,480,521	57,592,502

Noncontrolling interests	—	—
Total equity	62,480,521	57,592,502

Total liabilities and equity	$62,626,885	$57,655,499

*	retroactively restated to reflect 1-for-8 share consolidation effective on March 4, 2024 and the Capital Reduction and Reorganization effective on May 2, 2024.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended
	June 30,	June 30,
	2024	2023

REVENUES	$20,000	$—
COST OF REVENUES	18,378	—

GROSS PROFIT	1,622	—

OPERATING EXPENSES:
General and administrative	828,632	854,683
Total operating expenses	828,632	854,683

LOSS FROM OPERATIONS	(827,010)	(854,683)

OTHER INCOME (EXPENSE)
Interest income	23,831	—
Other income (expense), net	(8,772)	85,389
Total other income (expense), net	15,059	85,389

LOSS BEFORE INCOME TAXES	(811,951)	(769,294)

PROVISION FOR (BENEFIT OF) INCOME TAXES	—	—

NET LOSS FROM CONTINUING OPERATIONS	(811,951)	(769,294)

NET LOSS FROM DISCONTINUED OPERATIONS	—	(4,101,419)

NET LOSS	(811,951)	(4,870,713)

Less: Net loss attributable to noncontrolling interest from discontinued operations	—	(287,097)

NET LOSS ATTRIBUTABLE TO INFOBIRD CO.,LTD	$(811,951)	$(4,583,616)

NET LOSS	(811,951)	(4,870,713)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	2,574	434,101

TOTAL COMPREHENSIVE LOSS	(809,377)	(4,436,612)

Less: Comprehensive loss attributable to noncontrolling interests from discontinued operations	—	(277,755)

COMPREHENSIVE LOSS ATTRIBUTABLE TO INFOBIRD CO., LTD	$(809,377)	$(4,158,857)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	1,867,332	25,741

LOSS PER SHARE
Basic and diluted - continuing operations	$(0.43)	$(29.89)
Basic and diluted - discontinued operations	$—	$(159.33)

*	retroactively restated to reflect 1-for-20 share consolidation effective on November 15, 2023, 1-for-8 share consolidation effective on March 4, 2024 and the Capital Reduction and Reorganization effective on May 2, 2024.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Retained earnings		Accumulated
			Additional	(accumulated deficit)		other
	Ordinary shares		paid-in	Statutory		comprehensive	Noncontrolling
	Shares*	Par value	capital	reserves	Unrestricted	income (loss)	interests	Total
BALANCE, December 31, 2022	23,867	$—	$33,832,743	$449,136	$(28,066,415)	$361,655	$(75,437)	$6,501,682
Net loss attributable to Infobird Co., Ltd	—	—	—	—	(4,583,616)	—	—	(4,583,616)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	(287,097)	(287,097)
Issued ordinary shares under F3, net of issuance costs	4,808	—	4,522,313	—	—	—	—	4,522,313
Warrants convert to ordinary shares	3,125	—	—	—	—	—	—	—
Additional ordinary shares of round up adjustment due to retroactive effect of Share Consolidation in 2023	77	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	424,759	9,342	434,101
BALANCE, June 30, 2023 (unaudited)	31,877	$—	$38,355,056	$449,136	$(32,650,031)	$786,414	$(353,192)	$6,587,383

					Retained earnings		Accumulated
				Additional	(accumulated deficit)		other
	Ordinary shares		Subscription	paid-in	Statutory		comprehensive
	Shares*	Amounts	receivable	capital	reserves	Unrestricted	income (loss)	Total
BALANCE, December 31, 2023	1,342,999	$13	$(1,184,676)	$83,383,062	$—	$(24,604,441)	$(1,456)	$57,592,502
Net loss attributable to Infobird Co., Ltd	—	—	—	—	—	(811,951)	—	(811,951)
Received subscription receivable on January	—	—	1,184,676	—	—	—	—	1,184,676
Issued ordinary shares due to commitment	58,975	1	—	(1)	—	—	—	—
Issued ordinary shares under F3, net of issuance costs	585,000	6	—	4,512,714	—	—	—	4,512,720
Foreign currency translation adjustment	—	—	—	—	—	—	2,574	2,574
BALANCE, June 30, 2024	1,986,974	$20	$—	$87,895,775	$—	$(25,416,392)	$1,118	$62,480,521

*	retroactively restated to reflect 1-for-20 share consolidation effective on November 15, 2023, 1-for-8 share consolidation effective on March 4, 2024 and the Capital Reduction and Reorganization effective on May 2, 2024.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	June 30,
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(811,951)	$(4,870,713)
Net loss from discontinued operations	—	(4,101,419)
Net loss from continuing operations	(811,951)	(769,294)
Adjustments to reconcile net loss to net cash provided by operating activities:
Gain of investment	—	(84,634)
Interest income	(18,493)	—
Change in operating assets and liabilities
Account receivable	180,000	—
Other receivables	4,879,223	(573,234)
Prepayments	6,930	—
Loan receivables	(3,000,000)	—
Taxes payable	(517)
Other payables and accrued liabilities	85,262	—
Due from discontinued operations	—	(3,618,254)
Net cash (used in) provided by operating activities from continuing operations	1,320,454	(5,045,416)
Net cash provided by (used in) operating activities from discontinued operations	—	2,588,279
Net cash used in operating activities	1,320,454	(2,457,137)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash deposit in escrow account	(5,114,000)	(2,000,000)
Cash received from escrow account	5,000,000	—
Acquisition of property, plant and equipment	(752,886)	—
Long-term investment in equity	(51,282)	—
Net cash used in investing activities from continuing operations	(918,168)	(2,000,000)
Net cash provided by investing activities from discontinued operations	—	14,874
Net cash used in investing activities	(918,168)	(1,985,126)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock under F3	5,697,396	4,522,313
Net proceeds in advance for the issuance of convertible bonds in September 2023	—	2,220,000
Refunds from escrow	—	96,932
Net cash provided by financing activities from continuing operations	5,697,396	6,839,245
Net cash used in financing activities from discontinued operations	—	(3,007,751)
Net cash provided by (used in) financing activities	5,697,396	3,831,494

EFFECT OF EXCHANGE RATE CHANGES	7,310	130,863

NET CHANGE IN CASH	6,106,992	(479,906)

CASH, beginning of period	52,659	1,038,819

CASH, end of period	$6,159,651	$558,913

LESS: CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM DISCONTINUED OPERATIONS	$—	$555,523

CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS	$6,159,651	$3,390

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$—	$22,808

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Initial recognition of operating right of use asset and lease liability	$—	$—
Elimination of operating right of use asset and lease liability upon termination of operating lease	$—	$—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

 INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 1 – Nature of business and organization

Infobird Co., Ltd (“Infobird Cayman” or the “Company”) is a holding company incorporated on March 26, 2020 under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Infobird International Limited (“Infobird HK”) established under the laws of Hong Kong on April 21, 2020, Lightyear Technology Pte. Ltd (“Lightyear Technology”), no substantive operations, established under the laws of Singapore on July 25, 2023, and Inforbird Technologies Limited (“Inforbird Technologies”) under the laws of Hong Kong on July 12, 2023.

Infobird HK is also a holding company holding all of the outstanding equity of Infobird Digital Technology (Beijing) Co., Ltd (“Infobird WFOE”) which was established on May 20, 2020 under the laws of the People’s Republic of China (“PRC” or “China”). The Company disposed Infobird HK and Infobird WFOE on August 11, 2023.

The Company, through its variable interest entity (“VIE”), Beijing Infobird Software Co., Ltd (“Infobird Beijing”), a PRC limited liability company established on October 26, 2001, and through its subsidiaries, is a software-as-a-service (“SaaS”) provider of innovative AI-powered (artificial intelligence enabled) customer engagement solutions in China. The Company primarily provides standard and customized customer relationship management cloud-based services, such as SaaS, and business process outsourcing (“BPO”), services to its clients. The Company disposed Infobird Beijing on August 11, 2023.

On October 17, 2013, Infobird Beijing established its 90.18% owned subsidiary, Guiyang Infobird Cloud Computing Co., Ltd (“Infobird Guiyang”), a PRC limited liability company. Infobird Guiyang also engages in software development and mainly provides BPO services to its customers. On June 20, 2012, Infobird Beijing established a 99.95% owned subsidiary, Anhui Xinlijia E-commerce Co., Ltd (formerly known as Anhui Infobird Software Information Technology Co., Ltd) (“Infobird Anhui”), a PRC limited liability company. Infobird Anhui also engages in software development and mainly provides cloud services and technology solutions to customers. The Company disposed Infobird Guiyang and Infobird Anhui on August 11, 2023.

On May 27, 2020, Infobird Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of Infobird Cayman prior to the reorganization. Infobird Cayman and Infobird HK were established as the holding companies of Infobird WFOE. Infobird WFOE is the primary beneficiary for accounting purposes of Infobird Beijing and its subsidiaries. All of these entities are under common control which results in the consolidation of Infobird Beijing and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. Infobird WFOE is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Infobird Beijing because it has both of the following characteristics: (1) the power to direct activities at Infobird Beijing that most significantly impact such entity’s economic performance, and (2) the right to receive benefits from Infobird Beijing that could potentially be significant to such entity. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Infobird Cayman.

On December 2, 2021, Infobird Beijing completed its 51% acquisition of Shanghai Qishuo Technology Inc. (“Shanghai Qishuo”), a PRC limited liability company and a SaaS provider of big data analysis to retail stores aimed at operation improvement, for approximately $1.3 million (RMB 8.6 million). Shanghai Qishuo is a fast-growing provider of consumer product and retail store digitalization solutions. The Company disposed Shanghai Qishuo on August 11, 2023.

On May 31, 2022, Infobird Anhui completed its 100% acquisition of Hefei Weiao Information Technology Co., Ltd (“Anhui Weiao”), a PRC limited liability company owned VATS License with the business scope of “Nationwide Domestic Call Center Services” to improve our cloud-based services. The Company disposed Anhui Weiao on August 11, 2023.

On July 14, 2023, Infobird Cayman completed its 100% acquisition of Inforbird Technologies from an individual. Inforbird Technologies primarily provides standard and customized customer relationship management cloud-based services, such as SaaS, business process outsourcing (“BPO”), and AI software development services to its clients outside of the Mainland of China.

On July 6, 2023, Infobird HK established a 100% owned subsidiary, Guangnian Zhiyuan (Beijing) Technology Co., Ltd (“Guangnian Zhiyuan”), a PRC limited liability company primarily provides standard and customized customer relationship management cloud-based services, such as SaaS, business process outsourcing (“BPO”), and AI software development services to its clients. Infobird HK transferred its 100% interest of Guangnian Zhiyuan to Inforbird Technologies on August 1, 2023.

The accompanying consolidated financial statements reflect the activities of Infobird Cayman and each of the following entities

Name	Background	Ownership
Infobird International Limited (“Infobird HK”)	● A Hong Kong company ● Incorporated on April 21, 2020 ● A holding company	100% owned by Infobird Cayman *Disposed in August 2023
Infobird Digital Technology (Beijing) Co., Ltd (“Infobird WFOE”)	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on May 20, 2020 ● Registered capital of $15,000,000 (RMB 106,392,000) ● A holding company	100% owned by Infobird HK *Disposed in August 2023
Beijing Infobird Software Co., Ltd (“Infobird Beijing”)	● A PRC limited liability company ● Incorporated on October 26, 2001 ● Registered capital of $2,417,947 (RMB 16,624,597) ● Software developing that provides software as a service (SaaS)	VIE of Infobird WFOE *Disposed in August 2023
Guiyang Infobird Cloud Computing Co., Ltd (“Infobird Guiyang”)	● A PRC limited liability company ● Incorporated on October 17, 2013 ● Registered capital of $1,777,645 (RMB 12,222,200) ● Software developing that provides software as a service (SaaS)	90.18% owned by Infobird Beijing *Disposed in August 2023
Anhui Xinlijia E-commerce Co., Ltd (formerly known as Anhui Infobird Software Information Technology Co., Ltd) (“Infobird Anhui”)	● A PRC limited liability company ● Incorporated on June 20, 2012 ● Registered capital of $1,454,440 (RMB 10,000,000) ● Software developing that provides software as a service (SaaS)	99.95% owned by Infobird Beijing *Disposed in August 2023
Shanghai Qishuo Technology Inc. (“Shanghai Qishuo”)	● A PRC limited liability company ● Incorporated on April 10, 2014 ● Registered capital of $156,922 (RMB 1,000,000) ● Software developing that provides software as a service (SaaS)	51% owned by Infobird Beijing *Disposed in August 2023
Hefei Weiao Information Technology Co., Ltd (“Anhui Weiao”)	● A PRC limited liability company ● Incorporated on May 25, 2018 ● Registered capital of $1,439,325 (RMB 10,000,000) ● Software developing that provides software as a service (SaaS)	100% owned by Infobird Anhui *Disposed in August 2023
Inforbird Technologies Limited (“Inforbird Technologies”)	● A Hong Kong company ● Incorporated on July 12, 2023 ● Software developing that provides software as a service (SaaS)	100% owned by Infobird Co., Ltd
Lightyear Technology Pte. Ltd (“Lightyear Technology”)	● A Singapore company ● Incorporated on July 25, 2023 ● A holding company	100% owned by Infobird Co., Ltd
Guangnian Zhiyuan (Beijing) Technology Co., Ltd (“Guangnian Zhiyuan”)	● A PRC company ● Incorporated on July 6, 2023 ● Registered capital of $1,379,310 (RMB 10,000,000) ● Software developing that provides software as a service (SaaS)	100% owned by Inforbird Technologies

 Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, the development and operation of information technology in China, including cloud computing and big data analytics, the Company operates its businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. Neither the Company nor its subsidiaries own any equity interest in Infobird Beijing. As such, Infobird Beijing is controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of three agreements, along with shareholders’ powers of attorney (“POAs”) and spousal consent letters (collectively the “Contractual Arrangements”, which were signed on May 27, 2020).

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Infobird WFOE and Infobird Beijing, Infobird WFOE has the exclusive right to provide Infobird Beijing with technical support services, consulting services and other services, including technical support and training, business management consultation, consultation, collection and research of technology and market information, marketing and promotion services, customer order management and customer services, lease equipment or properties, provide legitimate rights to use software license, provide deployment, maintenances and upgrade of software, design installation, daily management, maintenance and updating network system, hardware and database, and other services requested by Infobird Beijing from time to time to the extent permitted under PRC law. In exchange, Infobird WFOE is entitled to a service fee that equals to all of the consolidated net income. The service fee may be adjusted by Infobird WFOE based on the actual scope of services rendered by Infobird WFOE and the operational needs and expanding demands of Infobird Beijing. Pursuant to the exclusive business cooperation agreement, the service fees may be adjusted based on the actual scope of services rendered by Infobird WFOE and the operational needs of Infobird Beijing.

The exclusive business cooperation agreement remains in effect unless terminated in accordance with the following provision of the agreement or terminated in writing by Infobird WFOE.

During the term of the exclusive business cooperation agreement, Infobird WFOE and Infobird Beijing shall renew the operation term prior to the expiration thereof so as to enable the exclusive business cooperation agreement to remain effective. The exclusive business cooperation agreement shall be terminated upon the expiration of the operation term of either Infobird WFOE or Infobird Beijing if the application for renewal of the operation term is not approved by relevant government authorities. If an application for renewal of the operation term is not approved, according to the PRC Company Law, the expiration of the operation term may lead to the dissolution and cancellation of such PRC company.

Exclusive Option Agreements

Pursuant to the exclusive option agreements among Infobird WFOE, Infobird Beijing and the shareholders who collectively owned all of Infobird Beijing, such shareholders jointly and severally grant Infobird WFOE an option to purchase their equity interests in Infobird Beijing. The purchase price shall be the lowest price then permitted under applicable PRC laws. Infobird WFOE or its designated person may exercise such option at any time to purchase all or part of the equity interests in Infobird Beijing until it has acquired all equity interests of Infobird Beijing, which is irrevocable during the term of the agreements.

The exclusive option agreements remain in effect until all equity interest held by shareholders in Infobird Beijing has been transferred or assigned to Infobird WFOE and/or any other person designated by the Infobird WFOE in accordance with such agreement.

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, among Infobird WFOE, Infobird Beijing, and the shareholders who collectively owned all of Infobird Beijing, such shareholders pledge all of the equity interests in Infobird Beijing to Infobird WFOE as collateral to secure the obligations of Infobird Beijing under the exclusive business cooperation agreement and exclusive option agreements. These shareholders are prohibited from transferring the pledged equity interests without the prior consent of Infobird WFOE unless transferring the equity interests to Infobird WFOE or its designated person in accordance to the exclusive option agreements.

The equity interest pledge agreements shall come into force the date on which the pledged interests are recorded, which is within three (3) days after signing of the agreements on May 27, 2020, under Infobird Beijing’s register of shareholders and are registered with the competent Administration for Market Regulation of Infobird Beijing until all of the obligations to Infobird WFOE have been fulfilled completely by Infobird Beijing. Nineteen shareholders of Infobird Beijing have registered the pledges of equity interest with the competent Civil Code of the PRC and Infobird Beijing intends to register the pledge of equity interest of one shareholder with the competent Administration for Market Regulation once practicable.

Shareholders’ Powers of Attorney (“POAs”)

Pursuant to the shareholders’ POAs, the shareholders of Infobird Beijing give Infobird WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Infobird Beijing and to exercise all of their rights as shareholders of Infobird Beijing, including the (i) right to attend shareholders meeting; (ii) to exercise voting rights and all of the other rights including but not limited to the sale or transfer or pledge or disposition of the shares held in part or in whole; and (iii) designate and appoint on behalf of the shareholder the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Infobird Beijing, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the exclusive option agreements and the equity interest pledge agreements. The shareholders’ POAs shall remain in effect while the shareholders of Infobird Beijing hold the equity interests in Infobird Beijing.

Spousal Consent Letters

Pursuant to the spousal consent letters, the spouses of the shareholders of Infobird Beijing commit that they have no right to make any assertions in connection with the equity interests of Infobird Beijing, which are held by the shareholders. In the event that the spouses obtain any equity interests of Infobird Beijing, which are held by the shareholders, for any reasons, the spouses of the shareholders shall be bound by the exclusive option agreement, the equity interest pledge agreement, the shareholder POA and the exclusive business cooperation agreement and comply with the obligations thereunder as a shareholder of Infobird Beijing. The letters are irrevocable and shall not be withdrawn without the consent of Infobird WFOE.

Based on the foregoing contractual arrangements, which grant Infobird WFOE effective control of Infobird Beijing and subsidiaries and enable Infobird WFOE to receive all of their expected residual returns, the Company accounts for Infobird Beijing as a VIE. Accordingly, the Company consolidates the accounts of Infobird Beijing and subsidiaries for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

As of June 30, 2024 and December 31, 2023, all entities, under control through VIE agreements, on longer consolidated due to the dispose in August 2023. For the financial information related to the discontinued operations please refer to Note 4. Discontinued Operations

Note 2 – Summary of significant accounting policies

Liquidity

In assessing liquidity, the Company monitors and analyzes cash on-hand and operating expenditure commitments. The Company’s liquidity needs are to meet working capital requirements and operating expense obligations.

Historically, the Company finances its operations through internally generated cash, short-term loans and payable from related parties and equity financing. As of June 30, 2024, the Company’s working capital was approximately $34.0 million. The Company will not require any fund over the next twelve months upon issuance of this unaudited interim condensed consolidated financial statements to operate at its current level, either from operating activities or funding.

If the Company is unable to realize its assets within the normal operating cycle of a twelve (12) month period, the Company may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of financing from banks and other financial institutions;

●	financial support from the Company’s related parties and shareholders; and

●	Issuance of convertible debt.

Based on the above considerations, the Company’s management is of the opinion that it has sufficient funds to meet the Company’s working capital requirements and debt obligations as they become due over the next twelve (12) months.

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the U.S. Securities and Exchange Commission, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The results of operations are not necessarily indicative of results to be expected for any other interim period or for the full year. Accordingly, these statements should be read in conjunction with the Company’s audited financial statements as of and for the years ended December 31, 2023.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates and assumptions

The preparation of unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include, but are not limited to, allowance for credit losses, standalone selling price of each distinct performance obligation in revenue recognition.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates based on information that is currently available. Changes in circumstances, facts and experience may cause the Company to revise its estimates. Changes in estimates are recorded in the period in which they become known. Actual results could materially differ from these estimates.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York at the end of the period. The statement of income accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $1,118 and $(1,456) as of June 30, 2024 and December 31, 2023, respectively. The balance sheet amounts of discontinued operations, with the exception of equity at August 11, 2023 were translated at 7.2367 RMB. The balance sheet amounts of continuing operations, with the exception of equity at June 30, 2024 and December 31, 2023 were translated at 7.2672 and 7.0999 RMB, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to statement of operations and comprehensive loss for the six months ended June 30, 2024 and 2023 were 7.2150 RMB and 7.2513 RMB to $1, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Discontinued operation

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meet the criteria in paragraph 205-20-45-1E to be classified as discontinued operations. When all of the criteria to be classified as discontinued operations are met, including management having the authority to approve the action and committing to a plan to sell the entity or the components, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from the balances of the continuing operations. At the same time, the results of discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45. See Note 4 – Discontinued operations.

Cash

Cash consists of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three (3) months.

Accounts receivable, and allowance for expected credit losses

Accounts receivables are stated at the historical carrying amount net of allowance for expected credit losses.

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after thirty (30) days from payment due date. The Company adopted ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” on January 1, 2023 using a modified retrospective approach. The Company also adopted this guidance to other receivables, due from related party, due from discontinued operations and escrows. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for expected credit losses and corresponding receivables were written off when they are determined to be uncollectible.

Other receivables and allowance for expected credit losses

Other receivables primarily include the receivables from sales of our short-term investment to the third party, and others, other receivables is short-term in nature. Other receivables is reviewed periodically to determine whether its carrying value has become impaired. The Company uses credit loss method to estimate the allowance for the questionable balances.

Prepayments

Prepayments are cash deposited or advanced to suppliers for future service rendering. The amounts are refundable and bear no interest. For any advances to suppliers determined by management that such advances will not be in receipts or refundable, the Company will recognize an allowance account to reserve such balances. Prepayments is reviewed periodically to determine whether its carrying value has become impaired. The Company uses credit loss method to estimate the allowance for the questionable balances.

Short term investments

Short-term investments are investments in wealth management product with underlying in bonds offered by private entities and other equity products. The investments can be redeemed upon three months’ notice and their carrying values approximate their fair values. The gain (loss) from sale of any investments and fair value change are recognized in the statements of income and comprehensive income. Income from short term investments for the six months ended June 30, 2024 and 2023 amounted to nil and $84,634, respectively. All of income from short term investment were from continuing operations.

Escrow

In connection with the closing of the Company’s initial public offering in April 2021, $600,000 of the net proceeds received from the initial public offering was deposited in an escrow account, and the Company is restricted to withdraw therefrom, for twenty-four months after the closing date of the initial public offering. The balance of the escrow account related to IPO were both nil as of June 30, 2024 and December 31, 2023.

In connection with the Company’s convertible notes and issuance of common shares from 2022 to June 2024, the net proceeds received from the convertible notes and parts of issuance of common shares under F-3 was deposited in a third party’s escrow account as the required by the investor. As of June 30, 2024 and December 31, 2023, the net balance of the escrow account related to convertible notes and issuance of common shares amounted to $28,501,762 and $52,187,762, respectively. The Company uses credit loss method to estimate the allowance for the questionable balances.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial assets and liabilities of the Company primarily consist of cash, other receivables, accounts receivable, due from related party, due from discontinued operations, escrows, short-term investment and other payables and accrued liabilities. As of June 30, 2024 and December 31, 2023, the carrying values of these financial assets and liabilities approximate their fair values due to the short-term nature.

Noncontrolling Interests

The Company’s noncontrolling interests represent the minority shareholders’ ownership interests related to the Company’s subsidiaries, including 0.05% for Infobird Anhui for the six months ended June 30, 2023, 9.82% for Infobird Guiyang for the six months ended June 30, 2023 and 49% for Shanghai Qishuo for the six months ended June 30, 2023. As of June 30, 2024 and December 31, 2023, None of noncontrolling interests recognized. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the consolidated statement of operations and comprehensive loss as allocations of the total income or loss for the period between noncontrolling interests holders and the shareholders of the Company.

All of non-controlling interests were from discontinued operation entities, which consist of the following:

	June 30	December 31,
	2024	2023

Infobird Guiyang	$—	$—
Infobird Anhui	—	—
Shanghai Qishuo	—	—
Total	$—	$—

Revenue recognition

The Company recognized its revenue under Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). The Company recognizes revenue which represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when control of goods and services are provided to customers.

The Company’s contracts with customers generally do not include a general right of return relative to the delivered products or services.

The Company applied practical expedient when sales taxes were collected from customers, meaning sales tax is recorded net of revenue, instead of cost of revenue, which are subsequently remitted to governmental authorities and are excluded from the transaction price.

Revenues - continuing operations are generated from business integration solution services revenue.

(1) Business Integration Solution Services Revenue

The Company generates revenue from development and sale of software license for customized software developed per customers’ specifications. Contract terms from each software development contract generally do not contain significant financing components or variable consideration.

Customized software is software developed catering to the needs of specific customers who require initial customization or development of new solutions before subscription to our cloud-based services. For example, the Company has entered into a two-stage agreement to provide services to a municipal government agency to first develop an information technology system and customize and configure its cloud call center into the IT system, and then provide cloud-based services and charge subscription fees. Because the customized software the Company developed are to solve certain business pain points in a certain scenario within or across industries, once developed, it plans to further apply them in serving other customers that share similar needs and business models. The Company aims to replicate its initial customization and development and achieve economies of scale after it delivers its products to more customers within the same industry. Contract terms are generally less than one year. The design, development, and installation of the customized software is considered as one performance obligation as these promises are not separately identifiable as the customers do not obtain benefits from these services on its own. The Company’s software development service contracts are generally recognized at a point in time when customer accepted the customized software with satisfactory testing result.

The Company generally provides limited warranties for work performed under its business integration solution contracts. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at completion and these warrants are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. As of June 30, 2024 and December 31, 2023, no accrued warranty liabilities were deemed necessary for both continuing and discontinued operations.

Revenues - discontinued operations are generated from (1) customized cloud-based services, (2) standard cloud-based services, (3) BPO services, (4) software development, and (5) professional services and other.

(1) Revenue from customized cloud-based services

The Company derives its customized cloud-based revenues from subscription services which are comprised of subscription fee from granting customers’ access to the customized SaaS, voice/data plan, which includes telecommunication usage such as telephone calls and messaging that our customers can subscribe for, and technical support. The provision of customized SaaS, voice/data plan and technical support is considered as one performance obligation as the services provided are not distinct within the context of the contract whereas the customer can only obtain benefit when the services are provided together. The Company uses monthly utilization records based on the number of user accounts subscribed for by customers, an output measure, to recognize revenue over time as there is simultaneous consumption and delivery of services.

(2) Revenue from standard cloud-based services

The Company also derives its standard cloud-based revenues from subscription services which are comprised of subscription fee from granting customers access to its software through the internet. The Company’s standard cloud-based solutions represent a series of services such as calling, voice recording and technical support. These services are made available to the customer continuously throughout the contractual period, however, the extent to which the customer uses the services may vary at the customers’ discretion. The standard cloud-based services are considered to have one single performance obligation. The Company uses monthly utilization records based on the number of user accounts subscribed for by customers, an output measure, to recognize revenue over time as there is simultaneous consumption and delivery of services.

The Company also enters into contracts with customers where the customers pay a fixed fee to access a fixed number of user accounts over the subscription period as specified in the contracts; therefore, the customers receive and consume the benefits of the cloud services throughout the subscription period so revenue is recognized ratably over the contractual subscription period that the services are delivered, beginning on the date the service is made available to the customers.

Contract performance periods generally are one year, and pursuant to the contracts, full payments are generally collected in advance, with payment to be made within three months after execution of the contract. Contracts generally do not contain significant financing components or variable consideration.

(3) Revenue from BPO services

The Company provides BPO services to operate the call centers for its customers. Customers using these services are not permitted to take possession of the Company’s software and the contract term is for a defined period, where customers pay a monthly service fee. These services are considered as one performance obligation as the customers do not obtain benefit for each separate service. Revenues are recognized over time over contractual period using the time elapsed output method as BPO services are provided.

Contract performance periods generally are one year, and pursuant to the contracts, full payments for several months of services are generally collected in advance. Contracts generally do not contain significant financing components or variable consideration.

(4) Business Integration Solution Services Revenue

Since 2020, the Company provides business integration solution services to its customers and expects to expand its customer base from such services and develop the customers to become subscribers to SaaS services with software upgrades and continued services once they become more familiar with the Company’s products. The services include sale of the Company’s software license or development of customized software to fit the customers’ need and sales of hardware integrated with the Company’s software.

-	Revenue from software development

The Company generates revenue from development and sale of software license including (1) standard software and (2) customized software developed per customers’ specifications. Contract terms from each software development contract generally do not contain significant financing components or variable consideration.

Standard software are developed and offered as standard cloud-based services. The Company sold the license for standard software because some customers show obvious preference of software licensing over software-as-a-service, for reasons such as concerns about the safety of cloud-based services and potential higher price of subscription in total compared with one-time on-premise fee. Therefore, as part of the Company’s sales and market strategy, it offers licenses for its standard software to allow the customers to first start utilizing its products in their daily operation and then aim to evolve them to become subscribers with its standard cloud-based services to enjoy benefits of software upgrades and continued services. Licenses for standard software provide the customer with a right to use the software. Standard software licenses are typically made available to customers with immediate access to the software. The Company recognizes revenue for these standard software licenses at the point in time when the customer has access and thus control over the software.

Customized software is software developed catering to the needs of specific customers who require initial customization or development of new solutions before subscription to our cloud-based services. For example, the Company has entered into a two-stage agreement to provide services to a municipal government agency to first develop an information technology system and customize and configure its cloud call center into the IT system, and then provide cloud-based services and charge subscription fees. Because the customized software the Company developed are to solve certain business pain points in a certain scenario within or across industries, once developed, it plans to further apply them in serving other customers that share similar needs and business models. The Company aims to replicate its initial customization and development and achieve economies of scale after it delivers its products to more customers within the same industry. Contract terms are generally less than one year. The design, development, and installation of the customized software is considered as one performance obligation as these promises are not separately identifiable as the customers do not obtain benefits from these services on its own. The Company’s software development service contracts are generally recognized at a point in time when customer accepted the customized software with satisfactory testing result.

-	Revenue from sales of hardware with software integration

The Company is responsible for providing hardware procurement, software design and implementation, installation and maintenance service in order to fulfill the contract. Design, integration and installation of hardware and software are considered as one performance obligation, as the customer does not benefit from each individual service on its own stand, but instead is benefited by the provision of these services as a whole. For contracts that the Company have no alternative use of the customized system without incurring significant additional costs and when the Company has right to payment for performance completed, the Company recognized revenue over time based on measurement of progress towards completion using output methods when it could appropriately measure the customization progress towards completion by reaching certain milestones specified in contracts. For other contracts that the Company is only entitled to payment after completion and inspection of project, revenue is recognized at a point in time after completion of software implementation and hardware installation, and the transfer of control to the customer.

Certain business integration solution services contracts also require the Company to provide post-contract services (“PCS”) which include maintenance and technical support. The provision of maintenance and technical support is considered one single performance obligation because maintenance and technical support are not distinct within the context of the contract. The Company is obligated to provide a single, continuous, integrated service throughout the contract term. As such, the Company allocates the contract price between revenue from business integration solution services and provision of PCS, using the expected cost plus margin approach. The expected cost plus margin approach requires the Company to forecast the expected costs of satisfying the performance obligation and then add a reasonable margin for that good or service. Revenue allocated to PCS is deferred and recognized on a straight-line basis over the estimated period PCS are expected to be provided.

For contracts that involved third party service providers, the Company assesses if the Company controls the goods and services before they were transferred to the customer or if the Company’s responsibility is merely to facilitate the provision of goods and service to the customer. For products and goods that were directly shipped from the vendor to the customer and the vendor is responsible for providing services including installing, set up and warranty services after completion of the project, the Company records revenue from these contracts on a net basis when the services are provided and controlled by the third party service provider.

(5) Professional services and other revenues

The Company also generates revenue from data analysis services and other professional services where a separate contract is entered into with the customer when the customer needs the product or services.

The service revenue from data analysis service is recognized based on the service performed, an output measure, over the contractual period.

Other professional services primarily consist of technical consulting services. The Company recognizes revenue ratably over the contractual period as the customer simultaneously receives and consumes the benefits as the Company performs.

Contract performance periods generally range from month to month, completion of service to one year, and payment terms are generally prepaid to 30 days. Contracts generally do not contain significant financing components or variable consideration.

Contract balances

The Company records receivables related to revenue when it has an unconditional right to invoice and receive payment.

The Company invoices its customers for its services on a monthly basis. Deferred revenue consists primarily of customer billings made in advance of performance obligations being satisfied and revenue being recognized. The Company’s disaggregated revenue streams are summarized and disclosed in Note 13.

Cost of revenues

Cost of revenues from continuing operation entities consists primarily of personnel costs (including salaries, social insurance and benefits) for employees involved with the Company’s operations and product support.

Cost of revenues from discontinued operation entities consists primarily of personnel costs (including salaries, social insurance and benefits) for employees involved with the Company’s operations and product support; third party service fees including cloud and data usage, hosting fees and amortization and depreciation expenses associated with capitalized software, platform system and hardware. In addition, cost of revenues also include cost of hardware, outsourcing contracted customer service representatives, customer surveys, contracted software development costs and allocated shared costs, primarily including facilities, information technology and security costs.

Share-based Compensation

 The Company accounts for share-based compensation awards in accordance with FASB ASC Topic 718, “Compensation – Stock Compensation”, which requires that share-based payment transactions with employees be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period. The Company accounts for share-based compensation awards to non-employees in accordance with FASB ASC Topic 718 amended by ASU 2018-07. Under FASB ASC Topic 718, share-based compensation granted to non-employees has been determined as the fair value of the consideration received or the fair value of equity instrument issued, whichever is more reliably measured and is recognized as an expense as the goods or services are received.

Value added taxes

Revenue represents the invoiced value of service, net of value added tax (“VAT”). The VAT is based on gross sales price and VAT rates range up to 6%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT and is recorded as VAT recoverable if input VAT is larger than output VAT. All of the VAT returns filed by the Company’s subsidiaries in China have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Company presents deferred tax assets and liabilities as noncurrent in the balance sheet based on an analysis of each taxpaying component within a jurisdiction.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2024 and 2023 are subject to examination by any applicable tax authorities.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Loss per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) attributable to Infobird Co., Ltd divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended 2024 and 2023, there were no dilutive shares.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Company evaluated its warrants and determined the warrants are indexed to the Company’s own stock as the warrants do not contain any exercise contingencies, the warrants’ settlement amount equals the difference between the fair value of the Company’s common stock price and the warrant contract strike price and the only variables which could affect the settlement amount would be inputs to the fair value for a fixed-for-fixed option on equity shares. The Company also analyzed ASC 815-40-25 to determine whether the warrant contracts should be classified in stockholders’ equity in the Company’s statements of financial condition and concluded that the warrant contracts meet all of the criteria for classification as equity as the Company is not required to net settle. Based on this analysis, the Company determined the warrant contracts should be classified as equity.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are PRC government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans occurred in continuing operation entities, which were $19,950 and nil for the six months ended June 30, 2024 and 2023, respectively. Total expenses for the plans occurred in discontinued operation entities, which were nil and $185,902 for the six months ended June 30, 2024 and 2023, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

Recently issued accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief. This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). On November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Company adopted this guidance on January 1, 2023, and the adoption did not have a material impact on its consolidated financial statements.

In May 2021, The FASB issued ASU 2021-04, “Earnings Per Share (Topic 260), Debt— Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendments in this Update provide the following guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of another Topic: (1) An entity should treat a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange as an exchange of the original instrument for a new instrument. (2) An entity should measure the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange as follows: a. For a modification or an exchange that is a part of or directly related to a modification or an exchange of an existing debt instrument or line-of-credit or revolving-debt arrangements (hereinafter, referred to as a “debt” or “debt instrument”), as the difference between the fair value of the modified or exchanged written call option and the fair value of that written call option immediately before it is modified or exchanged. Specifically, an entity should consider: a. An increase or a decrease in the fair value of the modified or exchanged written call option in applying the 10 percent cash flow test and/or calculating the fees between debtor and creditor in accordance with Subtopic 470-50, Debt—Modifications and Extinguishments. ii. An increase (but not a decrease) in the fair value of the modified or exchanged written call option in calculating the third-party costs in accordance with Subtopic 470-50. b. For all other modifications or exchanges, as the excess, if any, of the fair value of the modified or exchanged written call option over the fair value of that written call option immediately before it is modified or exchanged. c. An entity should recognize the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange on the basis of the substance of the transaction, in the same manner as if cash had been paid as consideration, as follows: a. A financing transaction to raise equity. The effect should be recognized as an equity issuance cost in accordance with the guidance in Topic 340, Other Assets and Deferred Costs. b. A financing transaction to raise or modify debt. The effect should be recognized as a cost in accordance with the guidance in Topic 470, Debt, and Topic 835, Interest. c. Other modifications or exchanges that are not related to financings or compensation for goods or services or other exchange 3 transactions within the scope of another Topic. The effect should be recognized as a dividend. For entities that present EPS in accordance with Topic 260, that dividend should be an adjustment to net income (or net loss) in the basic EPS calculation. An entity should recognize the effect of a modification or an exchange of a freestanding equity-classified written call option to compensate for goods or services in accordance with the guidance in Topic 718, Compensation—Stock Compensation. In a multiple-element transaction (for example, one that includes both debt financing and equity financing), the total effect of the modification should be allocated to the respective elements in the transaction. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Adoption of this new update did not materially impact the Company’s unaudited interim condensed consolidated financial statements and related disclosures after the Company’s evaluation.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 – Variable interest entity

On May 27, 2020, Infobird WFOE entered into the Contractual Arrangements with Infobird Beijing. The significant terms of these Contractual Arrangements are summarized in “Note 1 – Nature of business and organization” above. As a result, the Company classifies Infobird Beijing as a VIE which should be consolidated till the dispose occurred in August, 2023, based on the structure as described in Note 1.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary for accounting purposes and must consolidate the VIE. Infobird WFOE is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Infobird Beijing because it has both of the following characteristics:

(1)	The power to direct activities at Infobird Beijing that most significantly impact such entity’s economic performance, and

(2)	The right to receive benefits from Infobird Beijing that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, Infobird Beijing pays service fees equal to all of its net income to Infobird WFOE. The Contractual Arrangements are designed so that Infobird Beijing operates for the benefit of Infobird WFOE and ultimately, the Company.

Under the Contractual Arrangements, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves, if any. As the VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

Accordingly, the accounts of Infobird Beijing are consolidated in the accompanying consolidated financial statements. In addition, its financial positions and results of operations are included in the Company’s consolidated financial statements.

All the carrying amount of the VIEs’ consolidated assets and liabilities are nil.

The summarized operating results of the VIEs are as follows, included in net loss from discontinued operations and net loss attributable to noncontrolling interest from discontinuing operations:

	For the six months ended June 30, 2024	For the six months ended June 30, 2023

Net loss from discontinued operations	$—	$(3,842,329)

Include nil and $537,098 intercompany research and development expense incurred from Infobird WFOE for the six months ended June 30, 2024 and 2023, respectively.

Include nil and $503,525 intercompany revenue recognized from Infobird WFOE for the six months ended June 30, 2024 and 2023, respectively.

Note 4 — Discontinued Operations

In August 11, 2023, the Company discontinued its SaaS services in the Mainland of China. On August 11, 2023, Infobird Co., Ltd, a Cayman Island exempted company (the “Company”), entered into an equity transfer agreement (the “Agreement”) with CRservices Limited (“CRservices”), a Mahé Island limited company and a shareholder of the Company, pursuant to which, the Company agreed to sell all the issued shares of Infobird HK, a limited company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company, for a consideration of HK$10,000. On the same day, the Company discontinued its SaaS services in the Mainland of China.

As a result, the result of operations for the Company’s Mainland SaaS services business are reported as discontinued operations under the guidance of ASC 205.

Reconciliation of the amounts of major classes of income and losses from discontinued operations in the unaudited condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2024 and 2023.

	For the Six Months Ended
	June 30,	June 30,
	2024	2023

REVENUES	$—	$2,265,425
COST OF REVENUES	—	1,406,787

GROSS PROFIT	—	858,638

OPERATING EXPENSES:
Selling	—	545,824
General and administrative	—	909,818
Research and development	—	695,294
Long-live assets impairment	—	2,621,079
Total operating expenses	—	4,772,015

LOSS FROM OPERATIONS	—	(3,913,377)

OTHER INCOME (EXPENSE)
Interest income	—	1,282
Interest expense	—	(22,808)
Other (expense) income, net	—	(166,516)
Total other income (expense), net	—	(188,042)

LOSS BEFORE INCOME TAXES	—	(4,101,419)

PROVISION FOR (BENEFIT OF) INCOME TAXES	—	—

NET LOSS FROM DISCONTINUED OPERATIONS	—	(4,101,419)

Note 5 — Short term investments

Short term investments consist of the following:

	Carrying Value at June 30, 2024	Fair Value Measurement at June 30, 2024
		Level 1	Level 2	Level 3
Short term investments	$—	$—	$—	$—

	Carrying Value at December 31, 2023	Fair Value Measurement at December 31, 2023
		Level 1	Level 2	Level 3
Short term investments	$—	$—	$—	$—

Short-term investments are investments in wealth management product with underlying in bonds offered by private entities and other equity and debt products. The investments can be redeemed upon three months’ notice and their carrying values approximate their fair values. Gain (loss) from short term investments for the six months ended June 30, 2024 and 2023 amounted to nil and $84,634, respectively. In June 2023, the Company sold the investment to a third party at the fair value of the date, and received part of the consideration, and impaired by amount of $1,888,662 as of June 30, 2024 and December 31, 2023 due to the management assessment of expect losses.

Note 6 – Other receivables, net

Other receivables, net consist of the following:

	June 30, 2024	December 31, 2023

Receivables from sales of short-term investment	$1,888,662	$6,788,662
Others	345,147	323,235
Total other receivables	$2,233,809	$7,111,897
Allowance for expected credit losses	(1,888,662)	(1,888,662)
Total other receivables, net	$345,147	$5,223,235

The Company does not require collateral for other receivables. The Company maintains an allowance for its doubtful accounts receivable due to estimated credit losses, and all the allowance for credit losses are accrued directly to the receivables from sales of short-term investment. The Company records the allowance against bad debt expense through the consolidated statements of operations, included in allowance for credit losses, up to the amount of receivables recognized to date. Receivables are written off and charged against the recorded allowance when the Company has exhausted collection efforts without success.

Note 7 – Escrow

	June 30, 2024	December 31, 2023

Escrow from IPO	$—	$—
Escrow from other financing activities	28,501,762	52,187,762
Total escrow	$28,501,762	$52,187,762
Allowance for expected credit losses	—	—
Total Escrow, net	$28,501,762	$52,187,762

In 2023, the company decided to use the amount of escrow account for locking the acquisition targets, and the Company signed the Agreements with the targets in June 2024, and paid the $23,800,000 to the seller in June 2024, other considerations was paid in July 2024 and November 2024. As of June 30, 2024 and December 31, 2023, the net balance of the escrow account related to convertible notes and issuance of common shares amounted to $28,501,762 and $52,187,762, respectively.

Note 8 – Related party balances and transactions

Subscription receivable

As of June 30, 2024 and December 31, 2023, the balance of subscription receivable were nil and $1,184,676, respectively. Net proceeds of $1,184,676 were received on January 10, 2024 for the issuance of common shares to investors on December 28, 2023.

Due from related party

As of June 30, 2024 and December 31, 2023, the balance of due from related party were nil and $1,279, respectively. The outstanding balance were the consideration of the Disposal of Infobird HK on August 11, 2023. The consideration were fully received on April 10, 2024.

Due from discontinued operations, net

	June 30, 2024	December 31, 2023

Due from discontinued operations	$17,632,181	$17,632,181
Allowance for expected credit losses	(17,632,181)	(17,632,181)
Due from discontinued operations, net	$—	$—

After the Company disposed the discontinued operation entities, those entities continuing in the decline of the scale of operation and in the increase of operating losses, which made the Company suspected the going concern of the discontinued operation entities. During the year 2023, the Company totally impaired the balance due from discontinued operations by amount of $17,632,181. As of June 30, 2024 the balance of allowance for expected credit losses was $17,632,181.

Note 9 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Infobird HK and Inforbird Technologies are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Infobird HK and Inforbird Technologies are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Infobird WFOE, Infobird Beijing, Infobird Anhui, Infobird Guiyang, Shanghai Qishuo, Anhui Weiao, and Guangnian Zhiyuan are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Infobird Beijing maintained the “high-tech enterprise” tax status which is validated until October 2023, which reduced its statutory income tax rate to 15%. Infobird Guiyang qualifies for 15% preferential income tax rate for enterprises whose core business is one of the industrial projects listed in the Catalogue of Encouraged Industries in western regions of China.

In addition, 75% of research and development expenses of Infobird Beijing, Infobird Anhui, Infobird Guiyang, Shanghai Qishuo, and Anhui Weiao are subject to additional deduction from pre-tax income while such deduction cannot exceed the total amount of pre-tax income.

Tax savings for the six months ended June 30, 2024 and 2023 amounted to both nil with the 10% preferential tax rate reduction and additional deduction of 75% of research and development expenses.

The Company’s basic and diluted earnings per shares would have been lower by nil per share for both of the six months ended June 30, 2024 and 2023, without the preferential tax rate reduction and research and development expenses reduction.

Income tax expenses amounted to both nil for the six months ended June 30, 2024 and 2023.

Deferred tax assets and liabilities – China

Significant components of deferred tax assets and liabilities of continued operations were as follows:

	June 30,	December 31,
Deferred tax assets:	2024	2023

Net operating loss carryforward	$45,847	$19,551
Deferred tax assets	45,847	19,551
Deferred tax liabilities:
Change in valuation allowance	(45,847)	(19,551)
Deferred tax assets (liabilities), net	$—	$—

Non-current deferred tax assets	$—	$—
Non-current deferred tax liabilities	—	—
Deferred tax (liabilities) assets, net	$—	$—

The Company had net operating loss (NOL) carryforward of approximately $0.05 million and $0.02 from the Company’s PRC and Hong Kong subsidiaries as of June 30, 2024 and December 31, 2023, respectively. As the Company believes it is more likely than not that its PRC and Hong Kong operations will not be able to fully utilize its deferred tax assets related to the net operating loss carryforwards in the PRC and Hong Kong, the Company provided 100% allowance on deferred tax assets net of deferred tax liabilities of approximately $0.0 million and nil related to PRC and Hong Kong subsidiaries as of June 30, 2024 and December 31, 2023, respectively.

The Company recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of capitalized development costs. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2024 and December 31, 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the six months ended June 30, 2024 and 2023. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve (12) months from June 30, 2024.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT at a rate of 6% of the gross proceeds or at a rate approved by the Chinese local government.

Taxes payable consisted of the following:

	June 30, 2024	December 31, 2023

VAT taxes payable	$—	$—
Income taxes payable	—	—
Other taxes payable	68	594
Total taxes payable	$68	$594
Less: taxes payable - discontinued operations	—	—
Taxes payable - continuing operations	$68	$594

Note 10 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash in bank. As of June 30, 2024 and December 31, 2023, $101,690 and $4,718 were deposited with financial institutions located in the PRC, respectively. Deposit insurance system in China only insured each depositor at one bank for a maximum of approximately $69,000 (RMB 500,000). As of June 30, 2024 and December 31, 2023, $1,584 and nil are over the China deposit insurance limit which is not covered by insurance, respectively. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2024 and December 31, 2023, cash balance of $6,057,961 and $47,941 was maintained at financial institutions in Hong Kong, of which $5,991,677 and nil was subject to credit risk, respectively.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

 Customer concentration risk

For the six months ended June 30, 2024, one customer accounted for 100.0% of the Company’s total revenues. For the six month ended June 30, 2023, two customers accounted for 21.2% and 12.9% of the Company’s total revenues of discontinued operations, respectively.

As of June 30, 2024, none of customer accounted for more than 10.0% of the total balance of accounts receivable. As of December 31, 2023, one customer accounted for 100.0% of the total balance of accounts receivable.

Vendor concentration risk

For the six months ended June 30, 2024, none of vendor accounted for more than 10.0% of the Company’s total purchases. For the six months ended June 30, 2023, two vendors accounted for 37.6% and 16.8% of the Company’s total purchases of discontinued operations, respectively.

As of June 30, 2024 and December 31, 2023, none of vendor accounted for more than 10.0% of the total balance of accounts payable.

Note 11 – Equity

Ordinary shares

Infobird Cayman was established under the laws of the Cayman Islands on March 26, 2020 and 19,000,000 ordinary shares were issued on the same day.

On April 22, 2021, the Company completed its initial public offering (“IPO”) of 6,250,000 ordinary shares, par value $0.001 per share, and on June 8, 2021, issued 125,000 ordinary shares pursuant to the underwriter’s partial exercise of its over-allotment option in connection with the IPO, at a public offering price of $4 per share, which resulted in net proceeds to the Company of approximately $20.8 million after deducting underwriting discounts and commissions and other expenses.

During the year ended December 31, 2021, the Company granted 70,000 ordinary shares to two consulting firms based on grant date fair value of $150,600 to be amortized over stated services period.

On September 9, 2022, the Company effected the 1-for-5 Share Consolidation of its ordinary shares pursuant to the Company’s second amended and restated memorandum and articles of association. The Company has retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the Share Consolidation.

Upon execution of 1-for-5 Share Consolidation, the Company recognized additional 4,135 shares of ordinary share due to round up.

On September 29, 2022, the Company has entered into a Securities Purchase Agreement (the “Agreement 1”) with a purchaser. Pursuant to the Agreement 1, the Company agreed to sell to this purchaser 500,000 ordinary shares for a consideration of $277,500. On September 29, 2022, the Company issued 500,000 shares to this purchaser.

On October 8, 2022, the Company has entered into a Securities Purchase Agreement (the “Agreement 2”) with a purchaser. Pursuant to the Agreement 2, the Company agreed to sell to this purchaser 500,000 ordinary shares for a consideration of $287,500. On October 8, 2022, the Company issued 500,000 shares to this purchaser.

On November 9, 2022, the Company has entered into a Securities Purchase Agreement (the “Agreement 3”) with a purchaser. Pursuant to the Agreement 3, the Company agreed to sell to this purchaser 500,000 ordinary shares for a consideration of $202,500. On November 9, 2022, the Company issued 500,000 shares to this purchaser.

On December 23, 2022, we issued the convertible notes (the “2022 CB”) in the aggregate principal amount of US$6.25 million pursuant to the convertible note purchase agreement dated November 25, 2022, under which the holder of the 2022 CB (the “2022 CB Holder”) may subscribe at eighty percent of the face value up to US$12.5 million in aggregate principal amount of our two-year convertible notes. On the same date of the 2022 CB issuance, the 2022 CB Holder elected to convert the 2022 CB at the conversion price of US$0.5, representing the floor price of the conversion price, resulting in the issuance of 12.5 million ordinary shares.

On February 28, 2023, the Company issued 3,846,000 units (each, a “Unit”) at a per Unit price of $1.30. Each Unit comprises: (1) one ordinary share, and (2) 0.65 of a warrant to purchase one ordinary share. In a concurrent private placement we also sold unregistered warrant to purchase 2,884,500 ordinary shares. The net proceeds of this offering was $4,522,314. On February 28, 2023, the Company issued 3,846,000 ordinary shares.

Upon execution of 1-for-5 Share Consolidation in May 2023, the Company recognized additional 12,321 shares of ordinary share due to round up.

On May 31, 2023, the Company issued 499,980 shares of ordinary shares for the exercise of the warrants issued on February 28, 2023.

On July 24, 2023, the Company entered into a securities purchase agreement (the “Agreement 4”) with certain accredited investors (the “Purchasers 4”), pursuant to which the Company agreed to sell to the Purchasers 4 an aggregate of 88,105,727 ordinary shares. The net proceeds from the transactions were $30,000,000, after deducting certain fees due to the placement agent and the Company’s transaction expenses, and will be used for working capital and general corporate purposes.

On August 3, 2023, the Company entered into a securities purchase agreement (the “Agreement 5”) with certain purchasers listed on the signature pages thereto (the “Purchasers 5”), in connection with the offer and sale (the “Offering”) of an aggregate of 44,117,648 ordinary shares of the Company. The net proceeds from the transactions were $15,000,000, after deducting certain fees due to the placement agent and the Company’s transaction expenses, and will be used for working capital and general corporate purposes.

On October 4, 2023, the Company issued $2,220,000 convertible note at eighty percent of the face value to a certain purchaser (the “Purchaser 6”). On the same day, all of the issued convertible note was converted into common shares at conversion price of US$0.5 for 5,550,000 shares.

Upon execution of 1-for-20 Share Consolidation in November 2023, the Company recognized additional 33,434 shares of ordinary share due to round up.

From December 21, 2023 to December 28, 2023, the Company issued $727,762 convertible note at eighty percent of the face value to some purchasers (the “Purchasers 7”). On the same day, all of the issued convertible note was converted into common shares at conversion price of US$0.67 for 1,348,985 shares.

On December 22, 2023, the Company entered into a securities purchase agreement (the “Agreement 6”) with certain accredited investors (the “Purchasers 6”), pursuant to which the Company agreed to sell to the Purchasers 6 an aggregate of 1,720,000 ordinary shares on December 28, 2023. The net proceeds from the transactions were $1,184,676, and received on January 10, 2024. The commitment share of 471,698 shares were issued on January 5, 2024 to the purchase with nil consideration.

 On January 8, 2024, pursuant to the Agreement 6, the Company agreed to sell to this purchaser 2,040,000 ordinary shares for a consideration of $1,020,000. From January 26, 2024 to January 28, 2024, the Company issued 2,040,000 shares to this purchaser.

On February 12, 2024, pursuant to the Agreement 6, the Company agreed to sell to this purchaser 2,640,000 ordinary shares for a consideration of $3,492,720. On February 14, 2024, the Company issued 2,640,000 shares to this purchaser.

Upon execution of 1-for-8 share consolidation in March, 2024, the Company recognized additional 62,236 shares of ordinary share due to round up, and retroactively restated the financial statement, which impacted the basic and diluted loss per share changed from 0.82 to 6.55.

On May 2, 2024, the Company effected a capital reduction to reduce the par value of each of the then issued Consolidated Shares from US$4.00 to US$0.00001 by cancelling the paid-up capital of the Company to the extent of US$3.99999 on each of the then issued Consolidated Shares. Immediately following the Capital Reduction, the Company sub-divided the balance of each unissued Consolidated Share in the authorized share capital of the Company into 400,000 ordinary shares with par value of US$0.00001 each in the share capital of the Company. Immediately following the Capital Reduction and Share Subdivision, the authorized share capital of the Company was changed to US$50,000,000 divided into 5,000,000,000,000 ordinary shares of par value US$0.00001 each through the cancellation of excess authorized but unissued shares, which impacted the ordinary shares capital changed from $5,371,996 to $13, and additional paid-in capital changed from 78,011,079 to 83,383,062.

As a result, the Company had 5,000,000,000,000 authorized ordinary shares, par value $0.00001 per share, of which 1,986,974 and 1,342,999 shares were issued and outstanding as of June 30, 2024 and December 31, 2023, respectively.

Subscription receivable

In connection with the sale of 1,720,000 ordinary shares on December 28, 2023, the Company received the net proceeds from the investors on January 10, 2024 by amount of $1,184,676.

Warrants

In connection with the IPO, on April 22, 2021, the Company issued warrants to purchase 625,000 ordinary shares at $5 per share, are exercisable upon issuance and will expire on March 31, 2026 which is five years from the effective of the registration statement. As of December 31, 2023, the Company had warrants to purchase 156 ordinary shares outstanding with an exercise price of $16,000 per share (Upon the 1-for-5 Share Consolidation On September 9, 2022, 1-for-5 Share Consolidation in May 2023, 1-for-20 Share Consolidation in November 2023 and 1-for-8 Share Consolidation in March 2024, the warrants have retroactively restated) and remaining lives of 1.75 years.

In connection with the issuance of Unit in February 28, 2023, the Company issued warrants to purchase 5,384,400 ordinary shares at $1.3 per share by negotiated with the investor, with cashless conversion conditions, are exercisable upon issuance and will expire on August 31, 2028 which is five years and 6 months from effective of the issuance date. On May 31, 2023, the purchasers exercised part of the warrants to convert to 499,980 ordinary shares, after consideration of 1-for-5 Share Consolidation in May 2023 under the cashless considerations. As of December 31, 2023, the Company had warrants to purchase 3,606 ordinary shares outstanding with an exercise price of $1,040 per share ((Upon the 1-for-5 Share Consolidation On September 9, 2022, 1-for-5 Share Consolidation in May 2023, 1-for-20 Share Consolidation in November 2023 and 1-for-8 Share Consolidation in March 2024, the warrants have retroactively restated) and remaining lives of 4.17 years.

Following is a summary of the status of warrants outstanding and exercisable as of June 30, 2024:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2022	156	16,000.0
Issued	6,731	1,040.0
Exercised	3,125	1,040.0
Expired	—	—
Warrants outstanding, as of December 31, 2023	3,762	$1,661.4
Issued	—	—
Exercised	—	—
Expired	—	—
Warrants outstanding, as of June 30, 2024	3,762	$1,661.4

Warrants exercisable, as of June 30, 2024	3,762	$1,661.4

Share-based compensation

During the year ended December 31, 2021, the Company granted 70,000 ordinary shares to two consulting firms based on grant date fair value of $150,600 to be amortized over stated services period. Share-based compensation expenses were both amounted to nil for the six months ended June 30, 2024 and 2023. As of June 30, 2024, the share-based compensations had been fully amortized by the Company.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by Infobird WFOE, Infobird Beijing, Infobird Anhui, Infobird Guiyang, Shanghai Qishuo, Anhui Weiao, and Guangnian Zhiyuan (collectively “Infobird PRC entities”) only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Infobird PRC entities.

Infobird PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Infobird PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Infobird PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Infobird PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Infobird PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2024 and December 31, 2023, amounts restricted are the paid-in-capital, registered capital and statutory reserves of Infobird PRC entities, which both amounted to nil.

Statutory reserves

As of June 30, 2024 and December 31, 2023, Infobird PRC entities collectively attributed both nil of retained earnings for their statutory reserves, respectively.

Note 12 – Commitments and contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the unaudited interim condensed consolidated financial statements.

Note 13 – Segment information and revenue analysis

The Company follows ASC 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decisions about allocating resources to each segment and evaluating their performances. The Company has one reporting segment. The Company’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company and hence the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues are derived from the PRC and Hong Kong.

Disaggregated information of revenues from discontinued operations by business lines are as follows:

	For the six months ended June 30, 2024	For the six months ended June 30, 2023

Standard cloud-based services	$—	$754,323
Business process outsourcing services	—	938,137
Business integration services	—	398,285
Other revenues	—	174,680
Total revenues	$—	$2,265,425

Disaggregated information of revenues from continuing operations by business lines are as follows:

	For the six months ended June 30, 2024	For the six months ended June 30, 2023

Standard cloud-based services	$—	$—
Business process outsourcing services	—	—
Business integration services	20,000	—
Other revenues	—	—
Total revenues	$—	$—

Disaggregated information of revenues by geography are as follows:

	For the six months ended June 30, 2024	For the six months ended June 30, 2023

Mainland China*	$—	$2,265,425
Outside Mainland China	20,000	—
Total revenues	$20,000	$2,265,425

*	All of revenues collected from Mainland China were derived from discontinued operations for the six months ended June 30, 2024 and 2023.

Note 14 – Subsequent Events

The following subsequent events were evaluated on December 2, 2024, the date the financial statements were issued.

On June 28, 2024 and July 31, 2024, the Company entered into an equity acquisition agreement (the “Equity Acquisition Agreement”) an amendment to the Equity Acquisition Agreement with Shangri-La Trading Limited (the “Seller”), respectively, in a single transaction, to acquire 65% of the issued and outstanding equity of Pure Tech Global Limited at closing. The acquisition was closed on November 22, 2024, with the Company Pure Tech Global Limited, which in turn indirectly wholly controls Pinmu Century (Beijing) Marketing Technology Co., Ltd, a variable interest entity, and its subsidiaries (“Pinmu Century”), and Zhenxi Brand Marketing Consulting (Shanghai) Centre, a variable interest entity, and its subsidiaries. The aggregate purchase price for the equity acquisition was approximately $40.0 million, and was fully paid on November 22, 2024.